================================================================================
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                -----------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 18
                                -----------------
                                 CENTERPULSE AG
                       (Name of Subject Company (Issuer))

                              ZIMMER HOLDINGS, INC.
                      (Names of Filing Persons (Offerors))
                                -----------------
              REGISTERED SHARES, NOMINAL VALUE CHF 30.00 PER SHARE
                         (Title of Class of Securities)
                                -----------------
                                 NOT APPLICABLE*
                      (CUSIP Number of Class of Securities)
                                -----------------
                              DAVID C. DVORAK, ESQ.
                              ZIMMER HOLDINGS, INC.
                              345 EAST MAIN STREET
                              WARSAW, INDIANA 46580
                                 (574) 267-6131

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                             MORTON A. PIERCE, ESQ.
                            M. ADEL ASLANI-FAR, ESQ.
                              JACK S. BODNER, ESQ.
                              DEWEY BALLANTINE LLP
                           1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000
                                -----------------

* There is no CUSIP Number assigned to the registered shares. CUSIP No. 152005104 has been assigned to the American depositary shares of Centerpulse AG that are quoted on the New York Stock Exchange under the symbol "CEP." CUSIP No. 152005203 has been assigned to the American depositary shares of Centerpulse AG that were issued pursuant to a restricted American depositary receipt facility and are not publicly traded.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

      This Amendment No. 18 amends and supplements the Tender Offer Statement on Schedule TO, dated June 19, 2003 (as previously amended or supplemented, the "Schedule TO"), filed by Zimmer Holdings, Inc., a Delaware corporation ("Zimmer"), relating to the third-party tender offer by Zimmer to exchange 3.68 shares of common stock, par value US$0.01 per share, of Zimmer ("Zimmer Common Stock") and CHF 120 in cash, for each outstanding registered share, nominal value CHF 30 per share, of Centerpulse AG, a listed company incorporated in Switzerland ("Centerpulse"), including registered shares represented by Centerpulse American depositary shares ("ADSs"), upon the terms and subject to the conditions set forth in the prospectus (as modified, amended or supplemented, the "Prospectus"), the related ADS Letter of Transmittal and Form of Declaration of Acceptance and Assignment (collectively referred to as the "Offer"), which are attached to the Schedule TO as Exhibits (a)(1), (a)(2) and
(a)(3), respectively. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Prospectus and in the Schedule TO.

      Zimmer has filed a Registration Statement on Form S-4, of which the Prospectus is a part, relating to shares of Zimmer Common Stock to be issued to holders of Centerpulse registered shares (including registered shares represented by Centerpulse American depositary shares) in the Offer (the "Registration Statement").

      The information set forth in the entire Registration Statement, including all schedules, exhibits and annexes thereto, the related ADS Letter of Transmittal, the related Form of Declaration of Acceptance and Assignment and any prospectus, prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Zimmer is hereby expressly incorporated by reference in answer to Items 1 through 11 of the Schedule TO.

ITEMS 1 THROUGH 11.

    Items 1 through 11 are hereby amended and supplemented as follows:

      In accordance with Swiss law, Zimmer announced on September 2, 2003 the definitive interim results of the Offer and its offer for all of the outstanding bearer shares of InCentive Capital AG, a significant shareholder of Centerpulse ("InCentive" and, such offer, the "InCentive Offer"). The initial offering period for the Offer expired at 4:00 p.m., Central European time, 10:00 a.m., New York City time, on Wednesday, August 27, 2003. Based on information provided by Credit Suisse First Boston and Mellon Investor Services LLC (the Swiss offer manager and the U.S. exchange agent, respectively, for the Offer), as of the expiration of the initial offering period, 7,489,650 Centerpulse registered shares and 6,712,776 ADSs, including ADSs subject to the guaranteed delivery procedures, were tendered and not withdrawn. Based on information provided by Centerpulse, these shares and ADSs represent approximately 68.0% of the outstanding Centerpulse registered shares (including shares represented by ADSs) and, together with the Centerpulse registered shares held by InCentive, approximately 86.7% of the issued Centerpulse registered shares (including shares represented by ADSs). In accordance with the terms of the Offer, holders of Centerpulse registered shares will receive 3.68 shares of Zimmer Common
Stock and CHF 120 in cash for each Centerpulse registered share tendered and not withdrawn and holders of ADSs will receive 0.368 of a share of Zimmer
Common Stock and CHF 12 in cash for each ADS tendered and not withdrawn.

      Zimmer has accepted for payment all Centerpulse registered shares and ADSs and InCentive bearer shares tendered and not withdrawn during the initial offering period.

      In accordance with the terms of the Offer, Zimmer is providing a subsequent offering period, or additional acceptance period, of ten Swiss trading days in order to provide holders of Centerpulse registered shares or ADSs who have not tendered their registered shares or ADSs during the initial offering period with the opportunity to tender their registered shares or ADSs into the Offer. Zimmer also is providing a similar subsequent offering period in connection with the InCentive Offer. The subsequent offering period for each of the Offer and the InCentive Offer begins on Tuesday, September 2, 2003 and expires at 4:00 p.m., Central European time, 10:00 a.m., New York City time, on Monday, September 15, 2003. Centerpulse registered shares and ADSs and InCentive bearer shares tendered during the subsequent offering period may not be withdrawn.

      The settlement date for the exchange of Centerpulse registered shares and ADSs and InCentive bearer shares for shares of Zimmer Common Stock is expected to take place on October 2, 2003, subject to approval by competent Swiss authorities. On the same day, the offered cash amount per tendered Centerpulse registered share or ADS or InCentive bearer share (including any cash to be paid instead of issuing fractional shares of Zimmer Common Stock) will be paid.

      On August 28, 2003, Smith & Nephew plc announced that it did not receive the minimum level of valid tenders in connection with its exchange offers for all of the outstanding Centerpulse registered shares and ADSs and InCentive bearer shares as of the expiration of the offers on August 27, 2003, and declared that its offers had failed. Smith& Nephew plc announced that it will release the Centerpulse registered shares and ADSs and InCentive bearer shares tendered into its failed offers.

      On August 31, 2003, Zimmer entered into an agreement (the "Agreement"), attached to this Schedule TO as exhibit (d)(1), with Rene Braginsky, Hans Kaiser, "Zurich" Versicherungs-Gesellschaft and III Institutional Investors International Corp. (collectively, the "Shareholders" and, together with Zimmer, the "Parties"), who collectively hold approximately 77% of InCentive's issued share capital. The Shareholders had been parties to a similar agreement with Smith & Nephew plc and Smith & Nephew Group plc (collectively, "Smith & Nephew") in connection with Smith & Nephew's now-failed exchange offer for InCentive.

      Pursuant to the Agreement, among other things:

   - Zimmer agreed to declare the InCentive Offer unconditional on the fourth business day following the expiration of the additional acceptance period for the InCentive Offer.

   - Zimmer agreed to comply with the Swiss Federal Banking Commission's ruling, dated August 15, 2003, relating to the InCentive Offer, and the Parties agreed to waive all rights to appeal any such ruling.

   -  The Shareholders agreed not to:

      -- acquire any Centerpulse registered shares or rights to acquire Centerpulse registered shares or, other than by way of settlement of the Offer, sell or otherwise dispose of any Centerpulse registered shares; or

      -- acquire any InCentive bearer shares or rights to acquire InCentive bearer shares or, other than by way of the settlement of the InCentive Offer, sell or otherwise dispose of any InCentive bearer shares until the expiration of a period of six months following the end of the additional acceptance period of the InCentive Offer, subject to certain exceptions.

  - The Shareholders made certain representations and warranties to Zimmer setting forth, among other things, the manner in which the adjusted net asset value has been calculated for purposes of determining the consideration payable by Zimmer in the InCentive Offer and that neither InCentive nor any of its subsidiaries has any liabilities of any kind arising out of or in connection with any transaction entered into or completed prior to the settlement date of the InCentive Offer, other than those reflected, reserved or provisioned in the interim financial statements of InCentive as of August 27, 2003 and which reduce the adjusted net asset value of InCentive. The Agreement also contains other customary representations and warranties by the Shareholders.

  - The Shareholders agreed to indemnify Zimmer for, among other things, losses incurred by Zimmer as a result of any breach of the representations and warranties made by the Shareholders or any acquisition of shares of InCentive or Centerpulse by the Shareholders that causes Zimmer to be obligated under Swiss law to increase the offer price for the Offer or the InCentive Offer.

  - As security for the Shareholders' indemnification obligations, a portion of the consideration payable to the Shareholders in connection with the InCentive Offer will be deposited in escrow, pursuant to the terms of an escrow agreement to be entered into by the Parties. A form of the escrow agreement is attached to the Agreement as a schedule thereto. The aggregate amount to be deposited in escrow is CHF 25,000,000, subject to increase under certain circumstances. The Agreement sets forth how any payment out of the escrow amount will be apportioned among the Shareholders whose funds are escrowed.

      The Agreement also contains other customary terms and conditions. The summary of the Agreement set forth in this Schedule TO is qualified in its entirety by the full text of the Agreement, which is attached to this Schedule TO as exhibit (d)(1), and is specifically incorporated herein by reference.

      On September 2, 2003, Zimmer issued the press release attached to this Schedule TO as exhibit (a)(38) relating to the above. Zimmer also made the announcement, an English translation of which is attached to this Schedule TO as exhibit (a)(39), relating to the Offer, as well as the announcement, an English translation of which is attached to this Schedule TO as exhibit
(a)(40), relating to the InCentive Offer. The information set forth in the above-referenced documents is specifically incorporated herein by reference.


ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(38) Press Release of Zimmer Holdings, Inc., dated September 2, 2003 (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule 425 filing made with the Securities and Exchange Commission on September 2, 2003).


(a)(39) Announcement of Zimmer Holdings, Inc., dated September 2, 2003 (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule 425 filing made with the Securities and Exchange Commission on September 2, 2003).

(a)(40) Announcement of Zimmer Holdings, Inc., dated September 2, 2003 (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule 425 filing made with the Securities and Exchange Commission on September 2, 2003).

(d)(1) Agreement, dated as of August 31, 2003, by and among Zimmer Holdings, Inc. and certain shareholders of InCentive Capital AG listed therein.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  ZIMMER HOLDINGS, INC.


                                   By:  /s/ J. Raymond Elliott
                                        ----------------------------------------
                                        J. Raymond Elliott
                                        Chairman of the Board,
                                        President and Chief Executive Officer

Date: September 2, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

(a)(1)      Prospectus, dated June 19, 2003 (incorporated herein by reference to
            Zimmer Holdings, Inc.'s Rule 424(b)(3) filing in connection with
            Registration Statement No. 333-105561 made with the Securities and
            Exchange Commission on June 20, 2003).

(a)(2) Form of ADS Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 of Zimmer Holdings, Inc.'s Registration Statement on
            Form S-4/A, Registration No. 333-105561, filed with the Securities and Exchange Commission on June 18, 2003).

(a)(3) Form of Declaration of Acceptance and Assignment (incorporated herein by reference to Exhibit 99.2 of Zimmer Holdings, Inc.'s
            Registration Statement on Form S-4/A, Registration No. 333-105561, filed with the Securities and Exchange Commission on June 18, 2003).

(a)(4) Form of ADS Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.3 of Zimmer Holdings, Inc.'s Registration
            Statement on Form S-4/A, Registration No. 333-105561, filed with the
            Securities and Exchange Commission on June 18, 2003).

(a)(5)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees (incorporated herein by reference to Exhibit 99.4 of Zimmer Holdings, Inc.'s Registration Statement on
            Form S-4/A, filed with the Securities and Exchange Commission on June 18, 2003).

(a)(6)      Form of Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.5 of Zimmer Holdings Registration Statement on Form S-4/A, Registration No. 333-105561, filed with the
            Securities and Exchange Commission on June 18, 2003).

(a)(7)      Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9 (incorporated herein by reference to Exhibit
            99.6 of Zimmer Holdings, Inc.'s Registration Statement on Form
            S-4/A, Registration No. 333-105561, filed with the Securities and
            Exchange Commission on June 18, 2003).

(a)(8)      Swiss Pre-Announcement, dated May 20, 2003, of Zimmer Holdings, Inc.
            with respect to its offer for Centerpulse registered shares
            (including shares represented by Centerpulse American depositary shares) (incorporated herein by reference to Zimmer Holdings, Inc.'s
            Rule 425 filing made with the Securities and Exchange Commission on May 20, 2003).

(a)(9)      Press Release of Zimmer Holdings, Inc., dated May 20, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on May
            20, 2003).

(a)(10)     Slide Presentation of Zimmer Holdings, Inc., dated May 20, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on May
            20, 2003).

(a)(11)     Published Letter of Zimmer Holdings, Inc., dated May 21, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on May
            21, 2003).

(a)(12)     Press Release of Zimmer Holdings, Inc., dated May 29, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on May
            30, 2003).


                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

(a)(13)     Form of Swiss Offer Prospectus (incorporated herein by reference to
            Exhibit 99.9 of Zimmer Holdings, Inc.'s Registration Statement on
            Form S-4/A, Registration No. 333-105561, filed with the Securities and Exchange Commission on June 18, 2003).

(a)(14) Swiss Offer Prospectus Summary, dated June 19, 2003, (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule 425 filing made with the Securities and Exchange Commission on June 19, 2003).

(a)(15)     Press Release of Zimmer Holdings, Inc., dated June 19, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on June
            19, 2003).

(a)(16)     Press Release by Zimmer Holdings, Inc., dated June 20, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on June
            20, 2003).

(a)(17)     Form of letter to registered holders of Centerpulse shares.*

(a)(18)     Announcement of Zimmer Holdings, Inc., dated July 9, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July
            9, 2003).

(a)(19)     Press Release of Zimmer Holdings, Inc., dated July 9, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July
            9, 2003).

(a)(20)     Press Release of Zimmer Holdings, Inc., dated July 16, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July
            16, 2003).

(a)(21)     Press Release of Zimmer Holdings, Inc., dated July 22, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July 22, 2003).

(a)(22)     Press Release of Zimmer Holdings, Inc., dated July 23,2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July
            23,2003).

(a)(23)     Press Release of Zimmer Holdings, Inc., dated July 23, 2003
            (incorporated by herein reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July
            23, 2003).

(a)(24)     Press Release of Zimmer Holdings, Inc., dated July 25, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s, Rule
            425 filing made with the Securities and Exchange Commission on July
            25, 2003).

(a)(25) Transcript of Zimmer Holdings, Inc. Earnings Conference Call held on July 24, 2003 (incorporated herein by reference to Zimmer
            Holdings Inc.'s Rule 425 filing made with the Securities and Exchange Commission July 25, 2003).


                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

(a)(26)     Press Release of Zimmer Holdings, Inc., dated July 30, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on July
            30, 2003).

(a)(27)     Press Release of Zimmer Holdings, Inc., dated August 6, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 6, 2003).

(a)(28)     Press Release of Zimmer Holdings, Inc., dated August 6, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 6, 2003).

(a)(29)     Correspondence to Zimmer Employees and Sales Force Members, dated
            August 6, 2003 (incorporated herein by reference to Zimmer
            Holdings, Inc.'s Rule 425 filing made with the Securities and Exchange Commission on August 7, 2003).

(a)(30)     Press Release of Zimmer Holdings, Inc., dated August 13, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 13, 2003).

(a)(31)     Press Release of Zimmer Holdings, Inc., dated August 15, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 18, 2003).

(a)(32)     Employee Newsletter of Zimmer Holdings, Inc., distributed August 19,
            2003 (incorporated herein by reference to Zimmer Holdings, Inc.'s
            Rule 425 filing made with the Securities and Exchange Commission on August 20, 2003.)

(a)(33)     Press Release of Zimmer Holdings, Inc., dated August 20, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s
            Rule 425 filing made with the Securities and Exchange Commission on August 20, 2003).

(a)(34)     Press Release of Zimmer Holdings, Inc., dated August 21, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s
            Rule 425 filing made with the Securities and Exchange Commission on August 21, 2003).

(a)(35)     Announcement of Zimmer Holdings, Inc., dated August 22, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 22, 2003).

(a)(36)     Press Release of Zimmer Holdings, Inc., dated August 26, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 26, 2003).

(a)(37)     Press Release of Zimmer Holdings, Inc., dated August 28, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on August 28, 2003).

(a)(38)     Press Release of Zimmer Holdings, Inc., dated September 2, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on September 2, 2003).

(a)(39)     Announcement of Zimmer Holdings, Inc., dated September 2, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on September 2, 2003).

(a)(40)     Announcement of Zimmer Holdings, Inc., dated September 2, 2003
            (incorporated herein by reference to Zimmer Holdings, Inc.'s Rule
            425 filing made with the Securities and Exchange Commission on September 2, 2003).

(b)(1)      $1,350,000,000 Revolving Credit and Term Loan Agreement among Zimmer
            Holdings, Inc., Zimmer, Inc., Zimmer K.K., Zimmer Ltd., the borrowing subsidiaries, and lenders named therein, dated as of June
            12, 2003 (incorporated herein by reference to Exhibit 10.27 of Zimmer Holdings, Inc.'s Registration Statement on Form S-4/A,
            Registration No. 333-105561, filed with the Securities and Exchange
            Commission on June 13, 2003).

(b)(2)      $400,000,000 364-Day Credit Agreement among Zimmer Holdings, Inc.,
            Zimmer, Inc., the borrowing subsidiaries, and lenders named therein, dated as of June 12, 2003 (incorporated herein by reference to Exhibit 10.28 of Zimmer Holdings, Inc.'s Registration Statement on
            Form S-4/A, Registration No. 333-105561, filed with the Securities and Exchange Commission on June 13, 2003).

(d)(1)      Agreement, dated as of August 31, 2003, by and among Zimmer
            Holdings, Inc. and certain shareholders of InCentive Capital AG listed therein.

(g)         None.

(h)(1)      Tax opinion of Dewey Ballantine LLP (re: U.S. tax matters)
            (incorporated herein by reference to Exhibit 8.1 of Zimmer Holdings, Inc.'s Registration Statement on Form S-4/A, Registration No.
            333-105561, filed with the Securities and Exchange Commission on June 19, 2003).

(h)(2)      Tax opinion of Pestalozzi Lachenal Patry (re: Swiss tax matters)
            (incorporated herein by reference to Exhibit 8.2 of Zimmer Holdings, Inc.'s Registration Statement on Form S-4/A, Registration No.
            333-105561, filed with the Securities and Exchange Commission on June 18, 2003).

(h)(3) Tax opinion of Bird & Bird (re: U.K. tax matters) (incorporated herein by reference to Exhibit 8.3 of Zimmer Holdings, Inc.'s
            Registration Statement on Form S-4/A, Registration No. 333-105561, filed with the Securities and Exchange Commission on June 18, 2003).

* Previously filed.